
October 8, 2021

William Brennan
Chief Executive Officer
Credo Technology Group Holding Ltd
1600 Technology Drive
San Jose, CA 95110

> **Re: Credo Technology Group Holding Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 13, 2021**
> **CIK No. 0001807794**

Dear Mr. Brennan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Risk Factors, page 5

1. We note your responses and reissue comments 4 and 7 in part. In your summary risk factors, please describe the risk that the Chinese government may intervene or influence your operations at any time, or may exert more oversight and control over offerings conducted overseas, which could result in a material change in your operations and/or the value of your ordinary shares, with cross-references to the more detailed discussion of these risks in the prospectus. In your risk factors, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, acknowledge the risk that any such action could significantly limit or

completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

2.   We note your response and reissue comment 5 in part. Disclose each permission that you are required to obtain from Chinese authorities to issue these securities to foreign investors; if none, please affirmatively so state and describe any associated risks to investors. Please revise your disclosure relating to permissions to operate business in China on page 97 to also refer to your subsidiaries in Hong Kong.

Holding Company Structure and PRC Operations, page 6

3.   We note that your definition of "China" and "PRC" excludes Hong Kong, Macau, and Taiwan. Please revise your disclosure throughout the prospectus to include references to Hong Kong as appropriate, for example in statements such as the following: "We have not relied on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, as we have generated a limited amount of revenue in China to date."

4.   We note your disclosure that more than 75% of your assets were held by entities located in the United States and Cayman Islands, and less than 25% of your assets were held by entities located in Hong Kong and China. By contrast, Note 13 of your financial statements indicates that nearly 60% of your long-lived assets are located in Taiwan. Please revise your disclosure to clarify how your assets located in Taiwan are reflected.

5.   We note your response to prior comment 6 and reissue it in part. Our comment requests a clear description of how cash is transferred through your organization, while your disclosure appears to solely reference dividends and distributions from your subsidiaries in China. Please supplement your disclosure to reflect any other cash transfers, with these or other subsidiaries, or alternatively confirm that no such transfers exist. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed.

General

6.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated

with the review of this filing to discuss how to submit the materials, if any, to us for review.

You may contact Effie Simpson at 202-551-3346 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Perry Hindin at 202-551-3444 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Alan Denenberg